SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Forme Capital, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE$0.001 PER SHARE

(Title of Class of Securities)

CUSIP # 346373301

(CUSIP Number)

Castle Bison, Inc.
31200 Via Colinas, Suite 200
Westlake Village, CA 91362
(818) 597-7552

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10018
Tel:(212) 930-9700
Fax:(212) 930-9725

September 19, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. 346373301	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS:
Castle Bison, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

7	SOLE VOTING POWER:

2,436,400
NUMBER OF
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON
WITH	2,436,400

10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,436,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.16%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Forme Capital, Inc., a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 31200 Via Colinas, Suite 200, Westlake Village, CA 91362.

Item 2. Identity and Background.

This statement is being filed by Castle Bison, Inc., a California corporation (“Castle Bison”). Castle Bison is principally engaged in investing. Castle Bison’s business address is 31200 Via Colinas, Suite 200, Westlake Village, CA 91362.

Raul Silvestre, the President of Castle Bison, has sole voting and dispositive power over the shares held by Castle Bison.  Mr. Silvestre has his business address at 31200 Via Colinas, Suite 200, Westlake Village, CA 91362. Mr. Silvestre is a citizen of the United States.

During the past five years, neither Castle Bison nor Mr. Silvestre has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

 On September 19, 2007 Castle Bison entered into a Purchase Agreement with Synergy Consulting and pursuant thereto purchased an aggregate of 1,218,200 previously issued and outstanding shares of the Issuer's restricted common stock, comprising, 9.58% of the issued and outstanding capital stock of the Issuer, for the aggregate purchase price, including expenses, of $67,001 or $0.055 per share. On September 19, 2007, subsequent to that Purchase Agreement, Castle Bison purchased another 1,218,200 Shares of Forme Capital from Menlo Venture Partners (“Menlo”) for $67,001 or $0.055 per share. Menlo had acquired the 1,218,200 shares in the Purchase Agreement with Synergy Consulting dated September 19, 2007. Castle Bison now owns an aggregate of 2,436,400 previously issued and outstanding shares of the Issuer's restricted common stock, comprising, 19.16 % of the issued and outstanding capital stock of the Issuer, for the aggregate purchase price, including expenses, of $134,002 or $0.055 per share securities were acquired with working capital.

Item 4. Purpose of Transaction.

As described above, Castle Bison’s acquisition of these shares was made pursuant to the stock purchase agreement by which Castle Bison acquired 1,218,200 previously issued and outstanding shares of common stock of the Issuer from Synergy Consulting in a private sale for $67,001 and the subsequent purchase of Menlo’s 1,218,200 shares of Forme for $67,001.  In connection with Castle Bison’s purchase of the Issuer’s common stock, Bartly J. Loethen resigned as a member of the Board of Directors of the Issuer, effective immediately and he also resigned as chief executive office, president and secretary of the Issuer, effective 10 days after the filing of Issuer’s Form 14f.  Mr. Robert Scherne, Mr. John Vogel and Mr. Vincent Finnegan were all appointed to the Board of Directors of the Issuer.

This acquisition and related transactions, not including the subsequent purchase of Menlo’s shares of Forme Capital, are described in the Issuer's Form 8-K/A with a report date of September 19, 2007 and a filing date of September 26, 2007 (the “Form 8-K/A”).  Except as set forth in this Item 4 and in the Form 8-K/A, Castle Bison does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

As of September 19, 2007, Castle Bison beneficially owned 2,436,400 shares or 19.16% of the Issuer’s common stock. Castle Bison has the sole power to vote or dispose of all of its respective shares. The capital stock of Castle Bison is owned by the Stockholder. Raul Silvestre has sole voting and dispositive power over the shares held by Castle Bison.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Castle Bison and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1
Form of Common Stock Purchase Agreement dated September 19, 2007 among the Registrant, Synergy Business Consulting, LLC and Lomond International, Inc., as agent for the several buyers. (incorporated by reference to the Form 8-K/A filed by the Issuer on September 26 ,2007)

2	Common Stock Certificate of Issuer issued to Castle Bison (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

CASTLE BISON, INC.

October 4, 2007	By: /s/Raul Silvestre
Name: Raul Silvestre
Title: President